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06003269

SECURITIES AND EXCHANGE COMMISSION

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SEC MAIL PROCESSING RECEIVED FEB 17 2006 WASH, D.C. 209 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICHAEL SAUNDERS SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 MAIN STREET
(No. and Street)

SARASOTA	FLORIDA	34236
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RAUL ELIZADE 941-955-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUMANN, RAYMONDO & COMPANY, PA
(Name – *if individual, state last, first, middle name*)

405 N. REO STREET	TAMPA	FLORIDA	33609
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 09 2006 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/8/06 RD

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Raul Elizade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICHAEL SAUNDERS SECURITIES CORPORATION, as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL SAUNDERS SECURITIES CORPORATION

FINANCIAL STATEMENTS

DECEMBER 31, 2005

TABLE OF CONTENTS

Baumann, Raymondo
& Company PA
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying statement of financial condition of Michael Saunders Securities Corporation as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Michael Saunders Securities Corporation as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States of America.

Baumann Raymondo & Co
BAUMANN, RAYMONDO & COMPANY PA
Tampa, Florida
February 15, 2006

405 North Reo Street • Suite 200 • Tampa, FL 33609
(813) 288-8826 • Fax: (813) 288-8836 • Email: cpatpa@brcpaweb.com • Internet: www.brcpaweb.com

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	13,965
Certificate of deposit		26,194
TOTAL ASSETS	$	40,159

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	-
TOTAL LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	$	1,000
Additional paid-in capital		47,407
Retained (deficit)		(8,248)
Total stockholder's equity	$	40,159
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	40,159

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUE		
Commissions	$	19,285
TOTAL REVENUE	$	19,285
OPERATING EXPENSES		
Commissions	$	13,717
Professional fees		3,138
Licenses and dues		915
Insurance		625
Other		332
TOTAL OPERATING EXPENSES	$	18,727
OPERATING INCOME	$	558
OTHER INCOME		
Interest income	$	793
NET INCOME	$	1,351

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statement.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	SHARES ISSUED		COMMON STOCK		ADDITIONAL PAID-IN CAPITAL		RETAINED (DEFICIT)		TOTAL
BALANCE, DECEMBER 31,2004	1,000	$	1,000	$	47,407	$	(9,599)	$	38,808
Capital contributed	-		-		-		-		-
Net income	-		-		-		1,351		1,351
BALANCE, DECEMBER 31,2005	1,000	$	1,000	$	47,407	$	(8,248)	$	40,159

Read independent auditors' report.
The accompanying notes are an intergral part
of these financial statements.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2005

The Company had no subordinated claims as of December 31, 2005, or at any time during the year then ended.

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statement.

MICHAEL SAUNDERS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,351
Adjustments to reconcile net income to net cash provided by operating activities		
Change in market value of certificate of deposit		(792)
Total adjustments		(792)
Net cash provided by operating activities	$	559
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash from investing activities	$	-
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES		
Net cash provided by financing activities	$	-
NET INCREASE IN CASH		559
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		13,406
CASH AND CASH EQUIVALENTS, END OF YEAR	$	13,965

Read independent auditors' report.
The accompanying notes are an integral part
of these financial statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Michael Saunders Securities Corporation (the "Company") is a broker-dealer who transacts business through correspondent brokers and does not hold customer securities or funds.

The Company adheres to the reporting requirements of the Securities and Exchange Commission under Rule 17a-5, which is consistent with financial statement reporting under generally accepted accounting principles.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers amounts held by financial institutions and short-term investments with an original maturity of 90 days or less to be cash and cash equivalents.

Revenue Recognition

Customers' securities transactions and related commission revenues and expenses are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, which is capitalized and amortized over its expected period of future benefits.

NOTE B - INCOME TAXES

The Company with consent of its stockholder has elected S corporation status for the Company. Under this election, the sole stockholder is taxed on her share of the Company's taxable income (loss). Therefore, no provision for Federal or state income taxes have been included in the financial statements.

NOTE C - RELATED PARTY TRANSACTIONS

All of the Company's business is transacted with an affiliated company owned by the stockholder. Additionally, the affiliate provides management, operating and accounting services to the Company at no charge.

NOTE D - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000. The Company had net capital of $40,159.38 at December 31, 2005. The net capital rules may effectively restrict the payment of dividends to the Company's stockholder. The Company operates pursuant to the (K) (2) (ii) exemptive provisions of the Securities and Exchange Commissions rule 15c3-3 and does not hold customer funds or securities. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's ratio was .0 to 1 at December 31, 2005.

NOTE E - MAJOR CUSTOMER

The Company generates revenues solely from the brokerage of condominium units under a rental pool arrangement for the Colony Beach & Tennis Club, Ltd.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Michael Saunders Securities Corporation
Sarasota, Florida

We have audited the accompanying financial statements of Michael Saunders Securities Corporation for the year ended December 31, 2005. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of Computations of Net Capital and Net Capital Requirements Under Rule 15c3-1 of the Securities and Exchange Commission and Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission are presented for the purposes of additional analysis and are not a required part of the basic financial statements. The accompanying schedules are required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the testing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The Company is exempt from the determination of reserve requirements in compliance with provisions under SEC Rule 15c3-3.

Baumann Raymondo & Co

BAUMANN, RAYMONDO & COMPANY PA
Tampa, Florida
February 15, 2006

MICHAEL SAUNDERS SECURITIES CORPORATION
COMPUTATIONS OF NET CAPITAL AND THE NET CAPITAL REQUIREMENTS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital		
Stockholder's Equity		$ 40,159
Deductions - Non allowable assets		-
Total deductions - non allowable assets		-
Net capital	*	$ 40,159
Aggregate Indebtedness		
Liabilities		$ 0
Computation of Basic Net Capital Requirement		
Minimum net capital requirement per SEC Rule 15c3-1		$ 5,000
Ratio of Aggregated Indebtedness to Net Capital		.0 to 1

* Reconciliation with Company's computation of net capital

Net capital, as reported in Company's focus report(unaudited)	$ 40,159
Less non allowable assets not deducted on focus report	0
Net capital, as reported above	$ 40,159

See independent auditors' report on supplementary information.

MICHAEL SAUNDERS SECURITIES CORPORATION
COMPUTATION OF THE RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

The Company is exempt from the determination of reserve requirements under provisions of SEC Rule 15c3-3 exemption K-2ii.

See independent auditors' report on supplementary information.